UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

El Paso Electric Company

(Name of Issuer)

Common Stock, $1.00 Stated Value Per Share

(Title of Class of Securities)

283677854

(CUSIP Number)

August 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 283677854

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. “White Mountains” (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,578,400*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,578,400*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,578,400*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) HC, CO

*White Mountains directly controls no shares of the common stock of El Paso Electric Company (“El Paso”) and is deemed to indirectly control a total of 2,578,400 shares as follows: (i) shares owned by wholly-owned subsidiaries of White Mountains which are controlled by either White Mountains Advisors LLC (1,459,200 shares) or a third party pursuant to an investment advisory agreement (59,200 shares); (ii) shares contained in various employee benefit plans of White Mountains which are controlled by White Mountains Advisors LLC (930,000 shares) and (iii) shares owned by a third party which are controlled by White Mountains Advisors LLC pursuant to an investment advisory agreement (130,000 shares).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Advisors LLC “Advisors” (No. 52-2272489)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,519,200**

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,519,200**

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,519,200**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IA, CO

**Advisors directly controls 2,519,200 shares as follows: (i) shares owned by wholly-owned subsidiaries of White Mountains which are controlled by Advisors (1,459,200 shares); (ii) shares contained in various employee benefit plans of White Mountains which are controlled by Advisors (930,000 shares) and (iii) shares owned by a third party which are controlled by Advisors pursuant to an investment advisory agreement (130,000 shares).

Item 1.
(a)	Name of Issuer El Paso Electric Company.
(b)	Address of Issuer’s Principal Executive Offices Stanton Tower, 100 North Stanton, El Paso, Texas 79901

Item 2.
(a), (b), (c)	Name of Person Filing, Address of Principal Business Office and Citizenship

This statement is being filed by White Mountains Insurance Group, Ltd., a Bermuda corporation (“White Mountains”), and White Mountains Advisors LLC (“Advisors”), a Delaware corporation (collectively the “Filing Persons”).  White Mountains is a property and casualty insurance holding company and Advisors is a registered investment advisor.

The address of the principal executive office of White Mountains is 80 South Main Street, Hanover, NH 03755.  The address of the principal executive office of Advisors is 370 Church Street, Guilford, CT 06437.

(d)	Title of Class of Securities Common Stock ($1.00 stated value per share)
(e)	CUSIP Number 283677854

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒(1)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒(2)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,578,400*** shares.
	(b)	Percent of class: 5.4%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote 2,578,400***.
		(iii)	Sole power to dispose or to direct the disposition of 0.
		(iv)	Shared power to dispose or to direct the disposition of 2,578,400***.

***                           The reporting person directly controls no shares and is deemed to indirectly control, through Advisors and a third party investment advisor, 2,578,400 El Paso shares as described herein.

(1) Advisors is filing as an investment advisor herein.

(2) White Mountains is filing as a parent holding company herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2004

WHITE MOUNTAINS INSURANCE GROUP, LTD.

	by:	/s/ J. Brian Palmer
Name: J. Brian Palmer
Title: Chief Accounting Officer

WHITE MOUNTAINS ADVISORS LLC

	by:	/s/ Mark J. Plourde
Name: Mark J. Plourde
Title: Chief Financial Officer